

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 23, 2008

<u>**Via U.S. Mail and Fax (011-44-20-7356-5731)**</u>
Mr. Hanif Lalani
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

> **RE: BT Group plc
> Form 20-F for the fiscal year ended March 31, 2008
> Filed May 28, 2008
> Form 6-K dated May 28, 2008
> File Number 1-08819**

Dear Mr. Lalani:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for the fiscal year ended March 31, 2008</u>

<u>General</u>

1. Please note that the annual report to shareholders must be filed as an exhibit to Form 20-F if information contained in the annual report is incorporated by reference in the Form 20-F. Refer to Rule 12b-23 under the Exchange Act.

Form 6-K dated May 28, 2008
Consolidated Financial Statements
Group Cash Flow Statement, page 98

1. Tell us why the gross amounts for "proceeds on disposal of current financial assets" and "purchases of current financial assets" as reported herein for the years ended March 31, 2007 and 2006 differ from the gross amounts for the same periods as reported last year. We further note that your net cash flows from investing activities changed for each period. Please explain in detail the nature of the current financial assets and your basis for reporting the subject amounts this year as compared to last year.

2. We further note your statement on page 92 that "In the 2008 financial year, the group reclassified certain investments within cash equivalents to current available-for-sale assets as management considered this to be the more appropriate maturity classification." Tell us more in detail the nature of the reclassified investments and their original maturity dates. Tell us why you believe the reclassification was appropriate. If the reclassification resulted in material differences between the gross amounts as currently reported and as previously reported in certain line items within the cash flow from investing activities, please state why you refer to the change as a reclassification instead of a restatement.

33. Financial Instruments and Risk Management, pages 136 and 137

3. Please tell us the nature of the current and noncurrent trade and other receivables (payables) which relate to nonfinancial assets (liabilities) and why they are excluded from the carrying amounts of receivables (payables) as reported herein.

Selected Financial Data, page 148

4. Please tell us why the captioned amounts for "cash and cash equivalents" and "net cash (outflow) inflow from investing activities," as reported herein for 2007 and 2006, do not match the corresponding amounts as reported in the Group Cash Flow Statement.

* * * *

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director